UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha KITA KOUDENSHA
(Name of Subject Company)
KITA KOUDENSHA Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mitsubishi Electric Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
KITA KOUDENSHA Corporation Attn: Kazuhiko Sekine 23-2-10, Kita 11-jo Nishi, Chuo-ku Sapporo, Hokkaido 060-0011 Japan +81-11-640-2231
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Extraordinary General Meeting of Shareholders Convocation of KITA KOUDENSHA (English Translation).
99.2	Documents of Mitsubishi Electric Corporation incorporated by reference into the Notice of Extraordinary General Meeting of Shareholders Convocation of KITA KOUDENSHA (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Mitsubishi Electric Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated January 9, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Electric Corporation

/s/ Kei Uruma
Name:	Kei Uruma
Title:	President & CEO

Date:  February 9, 2024